Exhibit 99.1

GSX Announces Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

Beijing, March 5, 2021 — GSX Techedu Inc. (NYSE: GSX) (“GSX” or the “Company”), a leading online K-12 large-class after-school tutoring service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Highlights1

•	Net revenues was RMB2,211.0 million, a 136.5% year-over-year increase.

•	Net revenues of online K-12 courses increased 155.6% year-over-year to RMB1,975.2 million.

•	Gross billings[2] was RMB3,146.5 million, a 99.3% year-over-year increase.

•	Gross billings of online K-12 courses increased 109.8% year-over-year to RMB2,923.0 million.

•	Paid course enrollments[3] increased 107.6% year-over-year to 2,275 thousand.

•	Paid course enrollments of online K-12 increased 112.8% year-over-year to 2,139 thousand.

•	Net loss was RMB627.0 million, compared with net income of RMB174.5 million in the same period of 2019.

•	Non-GAAP net loss was RMB554.4 million, compared with non-GAAP net income of RMB197.8 million in the same period of 2019.

•	Deferred revenue was RMB2,733.7 million, compared with RMB1,337.6 million as of December 31, 2019.

•	Net operating cash inflow was RMB636.4 million, compared with net operating cash inflow of RMB738.8 million in the same period of 2019.

Fourth Quarter 2020 Key Financial and Operating Data

(In thousands of RMB, except for paid course enrollments and percentages)

	Three Months Ended December 31,
	2019	2020	Pct. Change
Net revenues	935,027	2,211,041	136.5%

K-12 courses	772,856	1,975,162	155.6%
Foreign language, professional, interest and other services	162,171	235,879	45.4%
Gross billings	1,578,642	3,146,502	99.3%

K-12 courses	1,393,255	2,922,984	109.8%
Foreign language, professional, interest and other services	185,387	223,518	20.6%
Paid course enrollments (In thousands)	1,096	2,275	107.6%

K-12 courses	1,005	2,139	112.8%
Foreign language, professional, interest and other services	91	136	49.5%
Net income (loss)	174,463	(627,033)	NM
Non-GAAP net income (loss)	197,778	(554,354)	NM
Net operating cash inflow	738,758	636,367	NM

[1]

For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release. Non-GAAP income (loss) from operations, non-GAAP net income (loss) exclude share-based compensation expenses.

[2]

Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See “About Non-GAAP Financial Measures” and “Reconciliations of non-GAAP measures to the most comparable GAAP measures” elsewhere in this press release.

[3]

Paid course enrollments for a certain period refer to the cumulative number of paid courses enrolled in and paid for by our students, including multiple paid courses enrolled in and paid for by the same student. Paid courses refer to our courses that are charged not less than RMB99.0 per course in fees.

Fiscal Year Ended December 31, 2020 Highlights

•	Net revenues was RMB7,124.7 million, a 236.9% year-over-year increase.

•	Net revenues of online K-12 increased 265.5% year-over-year to RMB6,237.4 million.

•	Gross billings was RMB9,008.1million, a 168.2% year-over-year increase.

•	Gross billings of online K-12 increased 177.8% year-over-year to RMB8,003.1 million.

•	Paid course enrollments increased 168.4% year-over-year to 5,871 thousand.

•	Paid course enrollments of online K-12 increased 177.3% year-over-year to 5,429 thousand.

•	Net loss was RMB1,392.9 million, compared with net income of RMB226.6 million in 2019.

•	Non-GAAP net loss was RMB1,154.5 million, compared with non-GAAP net income of RMB286.9 million in 2019.

Fiscal Year 2020 Key Financial and Operating Data

(In thousands of RMB, except for paid course enrollments and percentages)

	Fiscal Year Ended December 31,
	2019	2020	Pct. Change
Net revenues	2,114,855	7,124,744	236.9%

K-12 courses	1,706,538	6,237,399	265.5%
Foreign language, professional, interest and other services	408,317	887,345	117.3%
Gross billings	3,358,152	9,008,090	168.2%

K-12 courses	2,881,388	8,003,115	177.8%
Foreign language, professional, interest and other services	476,764	1,004,975	110.8%
Paid course enrollments (In thousands)	2,187	5,871	168.4%

K-12 courses	1,958	5,429	177.3%
Foreign language, professional, interest and other services	229	442	93.0%
Net income (loss)	226,630	(1,392,930)	NM
Non-GAAP net income (loss)	286,867	(1,154,484)	NM

Larry Xiangdong Chen, GSX’s founder, Chairman and CEO, commented, “Our quarterly net revenues hit an all-time high of RMB2.2 billion. Full-year net revenues in 2020 jumped 236.9% year-over-year to reach RMB7.1 billion. We attribute such outstanding growth and upsized scale to our highly efficient operations, as demonstrated by our net operating cash inflow of RMB636.4 million in the fourth quarter. Moreover, full-year net operating cash flow continues to be positive. Despite the intense competition over the past year, we remained dedicated to maintaining our focused strategy, refining our online live large class business model and constantly improving our educational quality and services. In the meantime, we intend to continue investing extensively in technology research and development, building distinguished organizational capabilities, sticking to a sustainable and long-term philosophy, and executing an effective growth strategy on a lifetime value basis. We believe these commitments have enabled us to achieve excellent operational efficiency in 2020, and will empower us to create more value for our students, parents, teachers, investors and society.”

Shannon Shen, CFO of GSX, added, “In 2020, we achieved satisfying breakthroughs in terms of both overall development and industry position. With a relatively low spending level, we have achieved great improvements in terms of scale and operational efficiency. Our revenue of core K-12 online large class business recorded RMB6.2 billion in 2020, representing a year-over-year increase of 265.5%. This revenue grew to be more than 3.5 times of the prior year’s figure for the past three consecutive years. Online education has entered an era that requires meticulous and refined operations. We will continue to invest in our educational products, teaching quality improvement and tutoring services to achieve sustainable and healthy long-term development. Meanwhile, we completed a private placement of USD870 million on December 9, 2020, which gives us ample cash resources to support our efficient operations and demonstrates investors’ long-term confidence in us.”

Financial Results for the Fourth Quarter of 2020

Net Revenues

Net revenues reached RMB2,211.0 million, a 136.5% increase from RMB935.0 million in the fourth quarter of 2019. The increase was mainly driven by the growth in paid course enrollments for K-12 courses. The number of online K-12 paid course enrollments increased 112.8% year-over-year to 2,139 thousand, which was contributed by both first-time paid course enrollments and retention of existing students. The increase in first-time paid course enrollments was primarily driven by our effective investment in sales and marketing efforts, and the increase in retention was primarily driven by high teaching quality and optimized services that we provided.

Cost of Revenues

Cost of revenues rose 214.5% to RMB616.4 million from RMB196.0 million in the fourth quarter of 2019, mainly due to the increase in compensation for instructors and tutors, as well as increase in learning material cost and rental expenses.

Gross Profit and Gross Margin

Gross profit increased 115.8% to RMB1,594.7 million from RMB739.0 million in the fourth quarter of 2019. Gross profit margin decreased to 72.1% from 79.0% in the same period of 2019. The decrease was primarily due to the increase in compensation for instructors and tutors, simultaneously resulting from the increased numbers and more competitive salaries provided, to attract excellent talents to improve teaching quality and students’ learning experience, which would lay a solid foundation for the company’s long-term development.

Non-GAAP gross profit increased 116.5% to RMB1,613.6 million from RMB745.3 million in the same period of 2019. Non-GAAP gross profit margin decreased to 73.0% from 79.7% in the same period of 2019.

Operating Expenses

Operating expenses were RMB2,290.8 million, increasing from RMB571.4 million in the fourth quarter of 2019.

Selling expenses increased to RMB1,798.4 million from RMB442.0 million in the fourth quarter of 2019. The increase was primarily a result of higher marketing expenses to expand user base and enhance our brands, and an increase in compensation to sales and marketing staff.

Research and development expenses increased 229.0% to RMB274.7 million, from RMB83.5 million in the fourth quarter of 2019. The increase was primarily due to an increase in the number of education content development professionals and technology development personnel, as well as an increase in compensation for such staff.

General and administrative expenses increased to RMB217.7 million from RMB46.0 million in the fourth quarter of 2019. The increase in general and administrative expenses was mainly due to an increase in the number of general and administrative personnel, an increase in compensation paid to general and administrative staff, and an increase in fees related to independent internal review.

Income (Loss) from Operations

Loss from operations was RMB696.1 million, compared with the income from operations of RMB167.6 million in the fourth quarter of 2019. The decrease was primarily due to higher spending in sales and marketing activities to extend volume growth and strengthen brand perception.

Non-GAAP4 loss from operations was RMB623.4 million, compared with non-GAAP income from operations of RMB190.9 million in the fourth quarter of 2019.

Interest Income and Realized Gains from Investment

Aggregation of interest income and realized gains from investments, representing income received from cash, cash equivalents, short-term and long-term wealth management investments, increased 86.0% to RMB18.6 million, from RMB10.0 million in the fourth quarter of 2019. This increase was primarily due to increase of cash, cash equivalents and short-term wealth management investments, as well as the realization of gains generated from short-term and long-term wealth management investments during this quarter.

Other Income

Other income increased to RMB54.1 million, from RMB4.2 million in the fourth quarter of 2019. The increase was primarily due to the value-added tax exemption offered by the government, partially offset by the related cost, during the COVID-19 outbreak, which amounted to RMB62.8 million, net of other expenses of RMB8.7 million.

Net Income (Loss)

Net loss was RMB627.0 million, compared with net income of RMB174.5 million in the fourth quarter of 2019.

Non-GAAP net loss was RMB554.4 million, compared with non-GAAP net income of RMB197.8 million in the fourth quarter of 2019.

Cash Flow

Net operating cash inflow for the fourth quarter of 2020 was RMB636.4 million. Cash used in capital expenditures was RMB162.6 million, primarily due to an installment payment of RMB85.8 million for the Zhengzhou properties purchases. Additionally, an installment payment for the acquisition of Tianjin Puxin Online School Education Technology Co., Ltd amounting to RMB35.5 million was also made in the fourth quarter of 2020.

[4]

For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release. Non-GAAP income (loss) from operations, exclude share-based compensation expenses.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were RMB2.59 and RMB2.59, respectively, in the fourth quarter of 2020.

Non-GAAP basic and diluted net loss per ADS, were RMB2.29 and RMB2.29, respectively, in the fourth quarter of 2020.

Share Outstanding

As of December 31, 2020, the Company had 169,761,062 ordinary shares outstanding.

Cash and Cash Equivalents, Short-term Investments and Long-term Investments

As of December 31, 2020, the Company had cash and cash equivalents, short-term investments and long-term investments of RMB8,217.2 million in the aggregate, compared with a total of RMB2,735.7 million of cash and cash equivalents, short-term investments and long-term investments as of December 31, 2019.

Inventory

As of December 31, 2020, the Company’s inventory amounted to RMB48.1 million, compared with RMB8.8 million as of December 31, 2019. This increase was primarily resulting from the increase of learning materials to support the rapid growth of students.

Accrued expenses and other current liabilities

As of December 31, 2020, the Company’s accrued expenses and other current liabilities balance was RMB1,315.5 million, increasing from RMB228.8 million as of December 31, 2019. This increase was mainly resulting from the increase in marketing expenses, salary and welfare payables, as well as the remaining consideration of purchasing the Zhengzhou properties.

Deferred Revenue

As of December 31, 2020, the Company’s deferred revenue balance was RMB2,733.7 million, increasing 104.4% from RMB1,337.6 million as of December 31, 2019. Deferred revenue primarily consisted of tuition collected in advance.

Other Payables

As of December 31, 2020, other payables in non-current liabilities totaled RMB26.6 million, all of which were payables to purchase the Zhengzhou properties.

Financial Results for the Fiscal Year of 2020

Net Revenues

Net revenues reached RMB7,124.7 million, a 236.9 % increase from RMB2,114.9 million in 2019. The increase was mainly driven by the growth in paid course enrollments for K-12 courses.

Cost of revenues

Cost of revenues increased 228.9% to RMB1,762.5 million, from RMB535.9 million in 2019. The increase was mainly due to an increase in compensation for instructors and tutors, as well as increases in learning material cost and other operating related expenses.

Gross Profit and Gross Margin

Gross profit increased 239.6% to RMB5,362.2 million, from RMB1,578.9 million in 2019. Gross profit margin increased to 75.3%, from 74.7% in 2019, primarily as a result of economies of scale. Non-GAAP gross profit increased by 240.3% to RMB5,428.6 million, from RMB1,595.4 million in 2019. Non-GAAP gross profit margin increased to 76.2%, from 75.4% in 2019.

Operating Expenses

Operating expenses were RMB7,117.2 million, an increase from RMB1,363.2 million in 2019.

Selling expenses increased to RMB5,816.2 million, from RMB1,040.9 million in 2019. The increase was primarily a result of an increase in marketing expenses to expand the customer base and for brand enhancement, as well as an increase in compensation for sales and marketing staff.

Research and development expenses increased 246.1% to RMB734.5 million, from RMB212.2 million in 2019. The increase was primarily due to an increase in the number of education content development professionals, and technology development personnel, as well as an increase in compensation paid to such staff.

General and administrative expenses increased 414.6% to RMB566.6 million, from RMB110.1 million in 2019. The increase was mainly due to an increase in the number of general and administrative personnel and an increase in compensation paid to such staff.

Interest Income and Realized Gains from Investment

Aggregation of interest income and realized gains from investments, solely representing the income received from cash, cash equivalents and short-term wealth management products, increased 263.5% to RMB73.8 million, from RMB20.3 million in 2019. The increase was primarily due to an increase in the cash generated and the efficient deployment of capital.

Income (Loss) from Operations

Loss from operations was RMB1,755.0 million, compared with income from operations of RMB215.7 million in 2019.

Non-GAAP loss from operations was RMB1,516.6 million, compared with non-GAAP income from operations of RMB276.0 million in 2019.

Net Income (Loss)

Net loss was RMB1,392.9 million, compared with net income of RMB226.6 million in 2019.

Non-GAAP net loss was RMB1,154.5 million, compared with non-GAAP net income of RMB286.9 million in 2019.

Cash Flow

Net operating cash inflow was RMB603.3 million, compared with RMB1,285.1 million in 2019. The decrease was primarily due to higher marketing expenses paid to improve our market share and brand awareness, an increase in compensation paid to fast-growing staff, payment for independent internal review, and increased expenditures paid to support our rapid growth of students and daily operation activities.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were RMB5.81 and RMB5.81 respectively, in 2020.

Recent Developments

In December 2020, the Company issued an aggregate of 10,611,072 Class A ordinary shares in a private placement that raised a total of US$870 million in proceeds.

In December 2020, the Company acquired 100% of the equity interest in Tianjin Puxin Online School Education Technology Co., Ltd, a K-12 education institution, for a total consideration of RMB37.4 million.

Business Outlook

Based on the Company’s current estimates, total net revenues for the first quarter of 2021 are expected to be between RMB1,816 million and RMB1,856 million, representing an increase of 40% to 43% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call on Friday, March 5, 2021, at 8:00 AM U.S. Eastern Time (9:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

US:1-888-317-6003

Hong Kong: 800-963976

Mainland China: 4001-206115

Passcode: 9813833

A telephone replay will be available two hours after the conclusion of the conference call through March 12, 2021. The dial-in details are:

International: 1-412-317-0088

US: 1-877-344-7529

Passcode: 10152425

Additionally, a live and archived webcast of this conference call will be available at http://gsx.investorroom.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of 2021 and GSX’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and GSX undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About GSX Techedu Inc.

GSX is a technology-driven education company and leading online K-12 large-class after-school tutoring service provider in China. GSX offers K-12 courses covering all primary and secondary grades through the brand Gaotuketang as well as foreign language, professional and interest courses through the brand Genshuixue. GSX adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company’s management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered over usually no more than 60 classes for K-12 courses. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses, and such adjustment excludes the impact on income tax. GSX believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. GSX believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to GSX’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“USD”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB6.5250 to USD1.00, the effective noon buying rate for December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2020, or at any other rate.

For further information, please contact:

GSX Techedu Inc.

Ms. Sandy Qin, CFA

E-mail: ir@genshuixue.com

Christensen

In China

Mr. Andrew MclLeod

Phone: +852-2232-3941

E-mail: gsx@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

GSX Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	73,967	355,224	54,440
Short-term investments	1,473,452	7,331,268	1,123,566
Inventory	8,822	48,074	7,368
Prepaid expenses and other current assets	252,660	722,682	110,756

Total current assets	1,808,901	8,457,248	1,296,130

Non-current assets
Operating lease right-of-use assets	264,909	806,591	123,615
Property, equipment and software, net	81,860	704,338	107,945
Land use rights, net	—	28,983	4,442
Long-term investments	1,188,286	530,729	81,338
Deferred tax assets	30,716	48,324	7,406
Rental deposit	18,719	51,499	7,893
Other non-current assets	1,141	58,080	8,901

Total ASSETS	3,394,532	10,685,792	1,637,670

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB188,975 and RMB623,002 as of December 31, 2019 and December 31, 2020, respectively)	228,753	1,315,502	201,610
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	1,331,962	2,724,614	417,566
Current portion of operating lease liabilities (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB59,982 and RMB125,986 as of December 31, 2019 and December 31, 2020, respectively)	59,982	152,622	23,390
Income tax payable of the consolidated VIE without recourse to the Group	16,093	4,654	713
Amounts due to related parties of the consolidated VIE without recourse to the Group	460	—	—

Total Current liabilities	1,637,250	4,197,392	643,279

GSX Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	5,674	9,125	1,398
Non-current portion of operating lease liabilities (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB194,228 and RMB527,692 as of December 31, 2019 and December 31, 2020, respectively)	194,228	644,143	98,719
Deferred tax liabilities of the consolidated VIE without recourse to the Group	25	78,697	12,061
Other payables	—	26,580	4,074

TOTAL LIABILITIES	1,837,177	4,955,937	759,531

SHAREHOLDERS’ EQUITY
Ordinary shares	106	113	17
Treasury stock, at cost	(86,739)	(139,572)	(21,390)
Additional paid-in capital	1,899,059	7,595,049	1,163,992
Accumulated other comprehensive income (loss)	17,829	(59,905)	(9,181)
Statutory reserve	6,921	40,380	6,189
Accumulated deficit	(279,821)	(1,706,210)	(261,488)

TOTAL SHAREHOLDERS’ EQUITY	1,557,355	5,729,855	878,139

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	3,394,532	10,685,792	1,637,670

GSX Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues:	935,027	2,211,041	338,857	2,114,855	7,124,744	1,091,915
Online K-12 Courses	772,856	1,975,162	302,707	1,706,538	6,237,399	955,923
Foreign language, professional and interest	150,119	233,830	35,836	378,265	871,856	133,618
Other services	12,052	2,049	314	30,052	15,489	2,374
Cost of revenues	(195,987)	(616,363)	(94,462)	(535,912)	(1,762,548)	(270,122)

Gross profit	739,040	1,594,678	244,395	1,578,943	5,362,196	821,793

Operating expenses
Selling expenses	(441,987)	(1,798,357)	(275,610)	(1,040,906)	(5,816,214)	(891,374)
Research and development expenses	(83,499)	(274,726)	(42,104)	(212,197)	(734,450)	(112,559)
General and administrative expenses	(45,958)	(217,670)	(33,359)	(110,106)	(566,565)	(86,830)

Total operating expenses	(571,444)	(2,290,753)	(351,073)	(1,363,209)	(7,117,229)	(1,090,763)

Income (Loss) from operations	167,596	(696,075)	(106,678)	215,734	(1,755,033)	(268,970)

Interest income	1,938	1,273	195	8,861	3,372	517
Realized gains from investments	8,027	17,334	2,657	11,395	70,403	10,790
Other income	4,162	54,109	8,293	6,249	253,646	38,873

Income (Loss) before provision for income tax and loss from equity method investments	181,723	(623,359)	(95,533)	242,239	(1,427,612)	(218,790)

Income tax (expenses)/benefits	(7,871)	(5,474)	(839)	(16,957)	34,619	5,306
Income from equity method investments	611	1,800	276	1,348	63	10

Net income (Loss)	174,463	(627,033)	(96,096)	226,630	(1,392,930)	(213,474)

Less: Series A convertible redeemable preferred shares redemption value accretion	—	—	—	16,772	—	—
Less: Undistributed earnings allocated to the participating preferred shares	—	—	—	21,698	—	—

Net income (Loss) attributable to GSX Techedu Inc.’s ordinary shareholders	174,463	(627,033)	(96,096)	188,160	(1,392,930)	(213,474)

Net income (loss) per ordinary share
Basic	1.10	(3.88)	(0.59)	1.42	(8.72)	(1.34)
Diluted	1.05	(3.88)	(0.59)	1.35	(8.72)	(1.34)

Net income (loss) per ADS
Basic	0.74	(2.59)	(0.39)	0.95	(5.81)	(0.89)
Diluted	0.70	(2.59)	(0.39)	0.90	(5.81)	(0.89)

Weighted average shares used in net income per share
Basic	158,106,902	161,704,940	161,704,940	132,400,941	159,725,779	159,725,779
Diluted	165,855,746	161,704,940	161,704,940	139,477,898	159,725,779	159,725,779

Note: Three ADS represents two ordinary shares.

GSX Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	935,027	2,211,041	338,857	2,114,855	7,124,744	1,091,915

Less: other revenues(1)	—	74	11	—	1,289	198
Add: VAT and surcharges	61,075	139,270	21,344	134,302	434,090	66,527
Add: ending deferred revenue	1,337,636	2,733,739	418,964	1,337,636	2,733,739	418,964
Add: ending refund liability	54,567	120,709	18,499	54,567	120,709	18,499
Less: beginning deferred revenue	778,312	1,964,785	301,116	272,041	1,337,636	205,002
Less: beginning refund liability	31,351	81,698	12,521	11,167	54,567	8,363
Less: deferred revenue from the Tianjin Puxin acquisition	—	11,700	1,793	—	11,700	1,793

Gross billings (non-GAAP)	1,578,642	3,146,502	482,223	3,358,152	9,008,090	1,380,549

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended December 31,			For the year ended December 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	739,040	1,594,678	244,395	1,578,943	5,362,196	821,793
Share-based compensation expense in cost of revenues	6,263	18,932	2,901	16,504	66,422	10,180

Non-GAAP gross profit	745,303	1,613,610	247,296	1,595,447	5,428,618	831,973

(Loss) Income from operations	167,596	(696,075)	(106,678)	215,734	(1,755,033)	(268,970)
Share-based compensation expenses	23,315	72,679	11,139	60,237	238,446	36,543

Non-GAAP income (loss) from operations	190,911	(623,396)	(95,539)	275,971	(1,516,587)	(232,427)

Net income (Loss)	174,463	(627,033)	(96,096)	226,630	(1,392,930)	(213,474)
Share-based compensation expenses	23,315	72,679	11,139	60,237	238,446	36,543

Non-GAAP net income (Loss)	197,778	(554,354)	(84,957)	286,867	(1,154,484)	(176,931)